Exhibit 99.1

Alexco Issued New Quartz Mining License for Bellekeno, Flame & Moth, Bermingham and Lucky Queen Silver Deposits at Keno Hill. Strengthens Operations Management Team

VANCOUVER, Dec. 2, 2019 /CNW/ - Alexco Resource Corp. (NYSE-American: AXU) (TSX: AXU) ("Alexco" or the "Company") is pleased to announce that it has been issued an amended Quartz Mining License ("QML") for the Keno Hill Silver District from the Yukon Government. The amended QML is effective for 17 years and applies to the Bermingham, Flame & Moth, Bellekeno, Lucky Queen silver deposits, and the Onek zinc-silver deposit.

Amendment of the Company's QML was necessary to incorporate the Bermingham deposit into the Keno District Operations mine plan. The amended QML authorizes underground operations for development and production from Alexco's Bermingham, Flame & Moth, Bellekeno, Lucky Queen and Onek deposits as well as construction and management of mine waste rock and dry stack tailings facilities. The QML also extends the authorization to operate and maintain the 400 tonne per day Keno District Mill and associated ancillary facilities, construct and maintain the district wide surface haulage roads as well as operation of the Company's 200-person camp located adjacent to the historical Elsa township.

Complementary to the QML is the pending renewal of the Company's Water Use License ("WUL"), currently in the final stages of the permitting process. When issued, the WUL will incorporate the Bermingham deposit as well as renew current authorizations at all other deposits to obtain, use water and deposit treated water from the associated mine water treatment plants, and deposit tailings and waste rock into authorized facilities. The Company expects to provide more guidance on the timing of the final WUL in the near future.

In addition, Alexco is pleased to announce that Mr. Wayne Zigarlick has joined the Company as Vice President, Operations – General Manager, Keno Hill. Mr. Zigarlick has over 30 years' experience in the North American mining industry and formerly held senior management roles at Echo Bay Mines, Kinross Gold and Coeur Mining. Over the past 8 years, Mr. Zigarlick was General Manager at the Kensington underground mine north of Juneau, Alaska as well as General Manager of the Silvertip Mine operations in Northern British Columbia.

Alexco's Chairman and Chief Executive Officer, Clynt Nauman, commented, "We are pleased to have received the long awaited QML that will allow us to mine ore for the next 17 years from our four key deposits at Keno Hill. The issuance of this permit enables us to immediately advance the remaining underground development necessary to reach the production areas at Flame & Moth and Bermingham. With the Water Use licensing process in its final stage, we remain on track to restart operations in 2020, subject to a positive production decision. Furthermore, we are delighted to welcome Wayne Zigarlick who will further strengthen our management team. Wayne's extensive experience in all aspects of administration, underground mining operations, and community engagement will be a significant benefit to our Company and the Yukon communities in which we work."

Qualified Persons

The disclosure in this news release of scientific and technical information regarding mine development and operations on Alexco's mineral properties has been reviewed and approved by Neil Chambers, P.Eng., Mine Superintendent, whom is a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

About Alexco

Alexco owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory. Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors, which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/December2019/02/c7982.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer; Kettina Cordero, Director of Investor Relations, Phone: (778) 945-6577, Email: kcordero@alexcoresource.com, www.alexcoresource.com

CO: Alexco Resource Corp.

CNW 08:30e 02-DEC-19